

March 6, 2014

Via E-mail
Mr. Keith A. Meister
Managing Partner
Corvex Management LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019

> **Re:** **CommonWealth REIT**
> **Definitive Additional Soliciting Materials on Schedule14A**
> **Filed by Corvex Management LP, Related Fund Management, LLC,**
> **David R. Johnson, et al.**
> **Filed February 13, 2014**
> **File No. 001-09317**

Dear Mr. Meister:

We have reviewed your response letter dated March 6, 2014 and have the following comment.

February 13, 2014 Materials

Slide 46

1.   We note your response to prior comment 1, wherein you acknowledge that the RMR contract may have been negotiated by the Board with independent outside advisors during 2013. Given the registrant's disclosure that FTI Consulting assisted the Board in developing the terms of the incentive fee payable under the RMR contract in 2013, please modify any future statements that you make on this topic accordingly, or provide support for the assertion that FTI Consulting has never to date assisted the Board in this regard.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Eduardo Gallardo, Esq.
        Gibson, Dunn & Crutcher LLP